Exhibit 99.4

GoldMining Inc. Announces At-the-Market Equity Program

Vancouver, British Columbia, Canada, December 10, 2021 – GoldMining Inc. (TSX: GOLD, NYSE American: GLDG) ("GoldMining" or the "Company") is pleased to announce that it has entered into an equity distribution agreement (the "Distribution Agreement") with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., H.C. Wainwright & Co. LLC, Haywood Securities, Laurentian Bank Securities Inc. and Roth Capital Partners, LLC (collectively, the "Agents"), for an at-the-market equity program (the "ATM Program").

The Distribution Agreement will allow the Company to distribute up to US$50 million (or the equivalent in Canadian dollars) of common shares of the Company (the "Offered Shares") under the ATM Program. The Offered Shares will be issued by the Company to the public from time to time, through the Agents, at the Company's discretion. The Offered Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale.

The Company intends to use the net proceeds of any such sales under the ATM Program to fund the exploration and development of its mineral properties, to fund future acquisitions as may be determined by the Company, and for working capital.

Under the Distribution Agreement, sales of Offered Shares will be made by the Agents through "at-the-market distributions" as defined in National Instrument 44-102 – Shelf Distributions on the Toronto Stock Exchange, NYSE American LLC or any other trading market for the Offered Shares in Canada or the United States. The Company is not obligated to make any sales of Offered Shares under the Distribution Agreement. Unless earlier terminated by the Company or the Agents as permitted therein, the Distribution Agreement will terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the Offered Shares sold under the ATM Program reaches the aggregate amount of US$50 million (or the equivalent in Canadian dollars); or (b) January 1, 2023.

The ATM Program will become effective upon the filing of a prospectus supplement to the Company's short form base shelf prospectus dated October 27, 2021 and U.S. registration statement on Form F-10 filed May 3, 2021, as amended on October 27, 2021. The prospectus supplement relating to the ATM Program will be filed shortly with the securities commissions in each of the provinces and territories of Canada and with the United States Securities and Exchange Commission. Copies of the prospectus supplement, the Distribution Agreement and other relevant documents will be available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Alternatively, the lead agent will send copies of such documents to investors upon request by contacting BMO Nesbitt Burns Inc. by mail at Brampton Distribution Centre, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, attn: The Data Group of Companies, by email at attorbramwarehouse@datagroup.ca or by telephone at 905-791-3151 ext. 4312.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of, the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia, and Peru. The Company also owns 20 million shares of Gold Royalty Corp. (NYSE American: GROY).

Contact: Amir Adnani – Chairman Alsastair Still – Chief Executive Officer Corporate Office: 1030 West Georgia Street, Suite 1830, Vancouver, BC, V6E 2Y3 Phone: 604.630.1001	Investor Relations: Toll Free: 1.855.630.1001 Email: info@goldmining.com Website: www.GoldMining.com

Forward-looking Information

This news release contains certain forward-looking statements that reflect the current views and/or expectations, including those regarding the intended use of proceeds raised from the ATM Program and the future issuance of Offered Shares thereunder. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Forward-looking information includes statements that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking information. These statements involve significant uncertainties, known and unknown risks, uncertainties and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: risks that the Company may not sell any of the Offered Shares or may raise less than the maximum offering amount under the ATM Program; management has broad discretion in the use of proceeds from the ATM Program; delays to project plans caused by restrictions and other future impacts of COVID-19 or any other inability of the Company to meet expected timelines for planned project activities, including the timing of proposed project studies and programs; the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, proposed studies may not confirm GoldMining's expectations for its projects, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, and uncertainties relating to the availability and costs of financing needed in the future, including the availability of future borrowings under existing credit facilities. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2020, and other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.